Thomas C. Lauerman

Of Counsel

(202) 965-8156-Direct Dial

tlauerman@carltonfields.com

ATTORNEYS AT LAW

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January 18, 2022

Min S. Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A Post-Effective Amendment No. 3 filed May 18, 2021 (File No. 333-233647) (the “Amendment”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided to us orally on January 12, 2022 in connection with the above-captioned Amendment.

Each of such comments is restated below followed by John Hancock’s response.

COMMENT 1: Be sure to follow through on Responses 1 and 2 in Carlton Fields’ December 12, 2021 comment response letter (SEC accession no. 0001193125-21-363174), as the staff will be specifically looking for that when the next amendment is filed. (In those previous responses, John Hancock agreed (a) to insert language about the proposed commencement date of the public offering on the amendment facing sheet and (b) to insert the appropriate page numbers in the prospectus table of contents.)

RESPONSE: John Hancock accepts this comment and will make the requested revisions.

COMMENT 2: As to the free-look legend on the prospectus front cover page, although the language of Form N-6 Item 1(a)(8) specifically calls for inclusion of the statement “In some states this cancellation period may be longer”, it does not permit the John Hancock’s proposed change of “longer” to “different” in this language.

RESPONSE: Comment complied with. John Hancock will modify the legend in question as marked below:

If you are a new investor, you may cancel your policy within 10 days ~~(thirty days if your policy replaces another policy)~~of receiving it without paying fees or penalties. In some states (or if your policy replaces another policy), this cancellation period may be longer~~different~~. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total policy value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Min S. Oh

January 18, 2022

In connection with this change, John Hancock will also revise the text in the left hand column of the free look “duration” portion of the Material State Variations table on page 551 of the prospectus to read in its entirety as follows:

Free Look (duration)

NOTE: Unless otherwise stated in the columns to the right, the free-look period duration is 30 days if your policy is a replacement for another policy and 10 days in all other cases.

COMMENT 3: Comment 14 (as summarized in Carlton Fields’ 12/21/2021 comment response letter) was intended to bring the third paragraph on page 27 (i.e., the last paragraph under “Standard Death Benefits—Option 1 and Option 2) into compliance with Form N-6 Item 10(c). The paragraph in question still fails to comply with Item 10(c), because all three sentences of the paragraph refer to expenses and deductions as if they are components of investment performance, whereas Item 10(c) refers to them as separate factors: i.e., Item 10(c) reads (in its entirety) as follows: “Explain how the investment performance of the Portfolio Companies, expenses, and deduction of charges affect contract values and standard death benefits.” Please revise this paragraph accordingly.

RESPONSE: Comment complied with. The paragraph in to which this comment relates will be revised to read in its entirety as follows:

Poor investment performance of the portfolios, expenses, and deduction of charges under the policy all will reduce the policy value and net cash surrender value and may also reduce the death benefit. However, favorable investment performance may increase the policy value, net cash surrender value, and death benefit. Therefore, if you experience better investment performance or lower expenses and charges than you assumed, you may be able to reduce your premium payments while maintaining the death benefit and other values under your policy; or if you continue to pay premiums at the same level, the death benefit and other values under your policy may increase. Conversely, if the investment performance falls short of what you assumed, or the expenses or charges are higher, the death benefit and other values under your policy may decrease unless you pay additional premiums.

COMMENT 4: In the paragraph captioned “Supplemental benefit rider charges” on page 52 (i.e., under “Charges—Deductions from policy value”), set forth the actual current rate at which the Accelerated Benefit Rider charge is now being deducted.

RESPONSE: We respectfully submit that John Hancock already has complied with this comment. Specifically, on page 11 of the prospectus, footnote 5 to the “Transaction Fee” portion of the Fee Table already clearly discloses that the current charge rate for this rider is zero. In this regard, footnote 5 (which attaches specifically and solely to the Accelerated Benefit Rider charge) reads, in its entirety:

[1]	Page numbers referred to in this letter are as shown in the marked version of the prospectus that was submitted as an attachment to our above-cited December 21, 2021 comment response letter to you.

Min S. Oh

January 18, 2022

(fn5) This charge is not currently imposed, but we reserve the right to do so in the policy.

Accordingly, John Hancock does not plan to make any additional (and unnecessarily duplicative) disclosure in response to this comment.

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to the undersigned or to William J. Kotapish (202-965-8154; Wkotapish@carltonfields.com) at this firm.

Sincerely,

/s/ Thomas C. Lauerman

Thomas C. Lauerman